Exhibit 99.1

Nevada Geothermal Power Reports Results for the Quarter ended December 31, 2010

Vancouver, B.C. (February 25, 2011), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) today announced results for the quarter ended December 31, 2010. Gross margin for the three months was $3.0 million and the net profit was $20,231. The full financial results are available at www.sedar.com and on the Company’s website at http://www.nevadageothermal.com.

(millions of US $ unless stated otherwise)	Three months ended December 31
	2010	2009	Change
Revenue	5.8	2.6	123%
Gross margin	3.0	0.2	1400%
Operating expenses	1.8	1.2	50%
EBITDA	3.7	(0.6)	717%
Net profit (loss)	Nil	(1.0)	n/a
Net profit (loss) per share (basic and diluted) ($)	0.0	(0.07)	n/a
Total assets	197.3	194.2	2%
Short & Long term liabilities	165.1	159.3	4%

Commenting on the results, the Company’s president and CEO Mr. Brian Fairbank said, “Operations at Blue Mountain have shown a steady improvement throughout the last year and this is reflected in this quarter’s financial results. The plant generated an average of approximately 47MW (gross), 36 MW (net) during the quarter, despite electrical repair work lowering production. The Company expects further improvement in plant output once current well field work has been completed.”

Highlights

  Drilling began at Crump Geyser under a Joint Venture Agreement with Ormat to develop an up to 30 MW project that is anticipated to qualify for an American Recovery and Reinvestment Act (ARRA) Federal Treasury Grant.

  Downward revision of long term Blue Mountain power production forecast results in (non cash) gain of $3.6 million during the quarter, as a result of a lower estimate of the cash settled option value in 2023 and further deferral of EIG
  (previously TCW) loan costs.

Subsequent to quarter end

  Agreement reached to purchase Imperial Valley, California properties from Iceland America Energy, Inc. adds development opportunities.

  Testing of recently completed wells is underway at Blue Mountain and Crump Geyser.

Mr. Fairbank said, “We are excited about the start of development drilling at Crump Geyser with Ormat and acquiring two new advanced stage projects in the Imperial Valley, Southern California.”

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns leasehold interests in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.